EXHIBIT 99.1

Hydrogenics Signs Development Agreement with Chinese Partner

Moves into Volume Manufacturing of Fuel Cell Systems for World Class Vehicle OEMs

MISSISSAUGA, Ontario, June 08, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) a leading developer and manufacturer of hydrogen generation technology and hydrogen fuel cell power modules, today announced that it has entered into a strategic partnership agreement with SinoHytec, a vehicle propulsion technology company based in Beijing, for the delivery of fuel cells in China. The agreement consists of fuel cell power module co-development and the supply of power systems specifically designed for the Chinese market. The power systems will be integrated into buses and trucks from several leading vehicle manufacturers in China during 2016 and 2017, and the total value of the contract is approximately $13.5 million.

Over the past few years Hydrogenics has supplied multiple fuel cell systems to SinoHytec for vehicle prototypes, including buses and trucks for various Chinese OEMs. These manufacturers are moving forward with fuel cell mobility programs with SinoHytec as its chosen system integrator.

Hydrogenics’ CEO, Daryl Wilson, said, “China’s strong commitment and leadership in tackling air quality continues to drive interest in hydrogen zero-emission transportation for its leading cities today. Hydrogenics is the clear choice for this initiative due to the compelling and unique advantage that our fuel cell technology brings versus the competition, and Hydrogenics is the only ‘one stop shop’ providing the full scope of applications needed to meet China’s  requirements – from Power-to-Gas energy storage to fueling stations and vehicle propulsion systems. Hydrogenics is dedicated to helping customers accelerate their shift to a cleaner, smarter form of power.”

SinoHytec’s VP of Sales and Marketing, Min Yu, stated, “We have worked with Hydrogenics for several years now and thoroughly assessed their technology advantages. SinoHytec also understands the Chinese fuel cell mobility customers’ requirements. Through a strong co-development effort, SinoHytec and Hydrogenics can deliver a new commercial fuel cell power system product especially designed for our valued customers in China.”

These awards follow the November 2015 announcement that Hydrogenics had signed separate supply agreements with several Chinese electric vehicle integrators to bring its fuel cell and fueling station technology to China as part of the country’s strategy to solve prevalent air quality issues. The deals cover more than 2,000 vehicles over the course of the next 3-5 years. Staged rollouts will follow typical engineering milestones from prototyping, manufacturing, vehicle certification and infrastructure build-out. Based on Chinese proposals, vehicle fuel cell requirements alone over a five year period are forecast to be above $100 million.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com